Exhibit 99.1

Perfect Announces Completion of Merger

New York – October 23, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced the completion of the merger (the “Merger”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 10, 2026, between the Company and ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by Ms. Alice H. Chang (“Merger Sub”), and the plan of merger filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). In the Merger, Merger Sub merged with and into the Company, with the Company surviving the Merger as the surviving company. As a result of the Merger, the Company’s Class A ordinary shares ceased to be publicly traded.

In accordance with the terms of the Merger Agreement and the Plan of Merger which were approved at an extraordinary general meeting held on October 19, 2026, at the effective time of the Merger at 7:00 a.m. (Cayman Islands Time) on October 23, 2026 (the “Effective Time”), each ordinary share of the Company issued and outstanding immediately prior to the Effective Time (collectively, the “Shares”), other than the Excluded Shares, the Continuing Shares and the Dissenting Shares, each as defined in the Merger Agreement, has been cancelled and ceased to exist in exchange for the right to receive US$2.00 in cash per share without interest (the “Merger Consideration”), subject to applicable withholding taxes.

At the Effective Time, each whole outstanding warrant to purchase Shares (collectively, the “Warrants”) became exercisable for US$2.00 in cash, subject to valid exercise and payment of the applicable exercise price under the warrant agreement dated January 7, 2021, as amended on October 28, 2022 (the “Warrant Agreement”). For valid exercises during the 30-day period following disclosure of the Merger’s completion in the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on October 23, 2026, the exercise price is temporarily reduced to US$1.999647 per Warrant, equal to US$2.00 less the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of US$0.000353. This reduced price applies through November 23, 2026 (the “Reduced Price Period”).

Detailed exercise instructions have been or will be provided separately to registered warrant holders. Holders through brokers, banks or custodians should contact their intermediary promptly, as its submission deadline may be earlier. Payments for valid exercises are generally expected following the end of the Reduced Price Period, subject to applicable withholding taxes.

The end of the Reduced Price Period does not itself cause unexercised Warrants to expire or be cancelled. Thereafter, the exercise price for Warrants entitled to the US$2.00 cash consideration will revert to US$11.50 per whole Warrant, subject to other adjustments under the Warrant Agreement, and will exceed that cash entitlement. Unexercised Warrants remain subject to their contractual expiration at 5:00 p.m., New York City time, on October 28, 2027, and the other terms of the Warrant Agreement. This announcement is not a redemption notice.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration have received or will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and, if they have not already received it, should wait to receive the letter of transmittal before surrendering their Shares.

The Company also announced today that it requested that trading of its Class A ordinary shares on the New York Stock Exchange (the “NYSE”) be suspended before the market opens on October 23, 2026 (New York time). The Company requested that the NYSE file a Form 25 with the SEC notifying the SEC of the delisting of its Class A ordinary shares on the NYSE and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a Form 15 with the SEC to terminate the registration of its securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. The Company’s obligations to file reports with the SEC, including reports on Form 20-F and Form 6-K, will be suspended immediately as of the filing date of Form 15.

Kroll, LLC is serving as financial advisor to the special committee of independent and disinterested directors established by the Company’s board of directors (the “Special Committee”); DLA Piper UK LLP is serving as international legal counsel to the Special Committee.

Sullivan & Cromwell LLP is serving as U.S. legal counsel to Merger Sub, the Chairwoman Parties and CIT (each as defined in the Merger Agreement); and Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to Merger Sub and the Chairwoman Parties.

About Perfect Corp.

Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, forward-looking statements can be identified by words such as may, will, could, would, should, expect, intend, plan, anticipate, believe, estimate, predict, project, potential, continue, ongoing, target, seek or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, without limitation, statements regarding the expected delisting and deregistration of the Company’s Class A ordinary shares and the expected benefits or effects of the Merger. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, potential litigation relating to the Merger; the amount of costs, fees, expenses and charges related to the Merger; the effect of the announcement, pendency or completion of the Merger on the Company’s business, results of operations, financial condition, cash flows, prospects, relationships with customers, suppliers and employees, operating results and business generally; and other risks and uncertainties described in the Company’s filings with the SEC. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Except as required by applicable law, Perfect does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Investor Relations, Perfect Corp.

Email: Investor_Relations@PerfectCorp.com